FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2015

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

   1             Translation of letter to the Buenos Aires Stock Exchange dated April 23, 2015.

TRANSLATION

Autonomous City of Buenos Aires, April 23, 2015

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref.: Authorization for the Issuance of
Negotiable obligations

Dear Sirs:

The purpose of this letter is to comply with the requirements of current regulations and to inform that the Board of Directors of the Company, at its meeting held on April 23, 2015, approved the issuance and placement of negotiable obligations for an amount of up to USD 800,000,000 or its equivalent in other currencies, in one or more classes and/or series under the Company's USD 8,000,000,000 Global Medium Term Notes Program, which was approved by the General Ordinary Shareholders’ Meeting held on February 5, 2015.

Yours faithfully,

Daniel González
Chief Financial Officer
 YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: April 24, 2015	By:	/s/ Daniel González
	Name: Title:	Daniel González Chief Financial Officer